NEWS RELEASE

April 27, 2017

Nevsun Continues to Rapidly Advance Timok and Produces Copper at Bisha in Q1 2017

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three months ended March 31, 2017.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

First quarter 2017 highlights

  Sold 66.5 million pounds of contained zinc in concentrate at C1 cash costs(1) of $0.89 per payable pound sold
  Produced 3.3 million pounds of copper in concentrate and 51.9 million pounds of zinc in concentrate
  Zinc recovery improved to 71.0% during Q1 2017 from 63.6% during Q4 2016
  Announced a significant increase in resources at the Bisha Mine
  Completed the geophysics survey at Bisha, generating promising new targets
  Completed the planned infill drilling program for the Timok Upper Zone
  Approved a new exploration program targeting additional high-grade mineralization at Timok
  Ended period with working capital of $190 million, including $167 million of cash and cash equivalents
  Declared quarterly dividend of $0.01 per share

Timok Project Review

	Q1 2017	Q4 2016	Q3 2016	Q1 2016
Spending – Upper Zone	$7,668	$5,924	$2,785	$-
Spending – Lower Zone	2,914	2,022	1,013	-

“Timok remains the Company’s number one priority to add shareholder value. We continue to achieve our key milestones including completion of infill drilling and progressing technical studies in support of the Timok project pre-feasibility study. We are on-track to commence decline development during 2017 and remain on-track to deliver the pre-feasibility study,” stated Chief Executive Officer, Cliff Davis.

“We are making continued improvements at Bisha which is translating into improvements to our operating income quarter over quarter,” stated Cliff Davis, “With copper sales expected during Q2 2017 and less bulk concentrate, we expect even further improvements for the remainder of 2017. We are also pleased with higher than planned quarterly zinc and copper production, which means the Company is on track to meet annual production guidance. We continue to make incremental progress on all key performance indicators.”

Financial Review

	Q1 2017	Q4 2016	Q3 2016	Q1 2016
Revenue (millions)	$71.6	$36.2	$22.9	$92.4
Operating income (loss) (millions)	11.7	(4.9)	17.5	32.9
Net income (loss) (millions)	2.9	(8.5)	6.0	15.6
Working capital (millions)	190.3	201.1	206.9	483.3

Copper price realized, per payable pound sold	$-	$-	$2.10	$2.20
Zinc price realized, per payable pound sold	1.28	1.17	-
C1 cash cost per payable copper pound sold(1)	-	-	0.72	1.12
C1 cash cost per payable zinc pound sold(1)	0.89	1.06	-

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 14 of the Q1 2017 MD&A for a discussion of non-GAAP measure.

Operations Review

	Q1 2017	Q4 2016	Q3 2016	Q1 2016
Mining
Ore mined, tonnes(1)	651,000	670,000	672,000	1,337,000
Waste mined, tonnes	3,114,000	2,445,000	2,446,000	2,028,000
Strip ratio, (using tonnes)	4.8	3.6	3.6	1.5
Processing – Primary Ore
Ore Milled, tonnes	599,000	579,000	510,000	-
Zinc feed grade, %	5.5	5.7	5.8	-
Copper feed grade, %	0.9	0.8	1.0	-
Recovery, % of zinc(2)	71.0	63.6	59.1	-
Recovery, % of copper(3)(4)	26.8	-	-	-
Zinc concentrate grade, %(5)	39.4	38.8	41.3	-
Copper concentrate grade, %(4)	21.6	-	-	-
Zinc in concentrate produced, millions of pounds	51.9	46.5	38.6	-
Zinc in concentrate produced, tonnes	23,500	21,000	17,500	-
Copper in concentrate produced, millions of pounds(4)	3.3	-	-	-
Copper in concentrate produced, tonnes(4)	1,500	-	-	-
Payable zinc in concentrate sold, millions of pounds	52.9	35.2	21.2	-
Payable zinc in concentrate sold, tonnes	24,000	16,000	9,600	-
Processing – Supergene Ore(6)
Ore Milled, tonnes	-	-	-	584,000
Copper feed grade, %	-	-	-	3.1
Recovery, % of copper	-	-	-	87.0
Copper concentrate grade, %	-	-	-	23.0
Copper in concentrate produced, millions of pounds	-	-	-	34.2
Copper in concentrate produced, tonnes	-	-	-	15,500
Payable copper in concentrate sold, millions of pounds	-	-	0.8	34.9
Payable copper in concentrate sold, tonnes	-	-	300	15,900
(1)	Ore tonnes mined for the three months ended March 31, 2017 included 594,000 tonnes of primary ore (Q1 2016 – 605,000) and 57,000 tonnes of supergene ore (Q1 2016 – 732,000).
(2)	This represents the overall combined zinc recovery from both the copper and zinc flotation circuits.
(3)	This represents the copper recovery from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(4)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during Q4 2016.
(5)	Represents combined concentrate grade for both zinc and bulk concentrates.
(6)	The supergene phase of the Bisha mine ceased on June 2, 2016.

Conference call details

The Company will hold a conference call on Friday, April 28, 2017, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q1 2017 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until May 5, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 866548 #.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com